GENERAL ENVIRONMENTAL MANAGEMENT, INC.
3191 Temple Ave., Suite 250
Pomona, CA 91768

December 15, 2009

FILED AS EDGAR CORRESPONDENCE
&VIA FEDERAL EXPRESS

Securities ad Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	General Environmental Management, Inc. (“Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 033-55254-38

Dear Mr. O’Brien,

Set forth below are the responses related to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) in the letter dated November 16, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis, page

1.  In future annual and quarterly filings please ensure the discussion of results and operations quantifies the impact of the various underlying factors mentioned in your analysis and discusses the underlying causes.  For example:

•           On page 25 you state total revenues increased 15% from fiscal year 2007 to 2008 and you attribute this change to increased revenues for GEM's mobile treatment business and acquisition of Island Environmental Services. However, you do not quantify or address the underlying reasons driving the increased sales for GEM's mobile treatment business.

•           On page 25 you state the decrease in operating expenses is attributed to general expense reductions made in 2007 and decrease in non-cash charges for consulting and advisory fees. However, you do not provide a discussion of the expense reductions made in 2007, the reason why consulting and advisory fees decreased or whether you expect the trend in lower operating expenses to continue in future periods.
•           On page 29 of your March 31, 2009 Form 10-Q you state the increase in revenue was offset by a decrease in revenues in the Enviroconstruction market sector. However, you do not quantify the decrease or provide an analysis of the underlying reason "for the decline in sales.
•           On page 31 of your June 30, 2009 Form 10-Q you state cost of revenues as a percentage of revenue as compared to the same period in 2008 increased primarily due to negative margins at Island Environmental Services. However, you do not quantify the negative margins or provide a discussion of the underlying reasons for the negative margins.

These are examples and are not intended to be a comprehensive list. For additional guidance, please refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350.

Response: We have noted your comment and will adhere to your guidance in future filings.

2.           You state on page 34 that you expect to begin to operate profitably due to improved operational results and cost reductions made in late 2008. In future filings please disclose when you expect this turn around to occur and provide a discussion of actions management is taking to improve operations.

Response: We have noted your comment and will adhere to your guidance in future filings.

Liquidity, page 26

3.           Given that you received a going concern opinion from your auditors and reported negative working capital and cash flows from operating activities since 2005, please revise future filings to include a more robust discussion and analysis of liquidity. Specifically, please provide a discussion of your cash needs and sources of cash and whether you have sufficient cash to continue operations for the next twelve months. Refer to SEC Release 33-8350 for guidance.

Response: We have noted your comment and will adhere to your guidance in future filings.

Revenue Recognition, page 31

4.           We note from your disclosure that you provide bundled service packages. Please describe the types of services included in this package, your revenue recognition policy and whether this package has multiple deliverables as contemplated by EITF 00-21. Please also tell us what you mean by "when the service is billed, expected costs are accumulated and accrued".

Response: The revenue recognition by the Company does not include the complex contracts that require separate delivery of multiple goods and/or services that are described in EITF 00-21.  The Company described the advice and support of its technicians as either “billed at negotiated rates or the service (advice and support) is bundled into a service package.”  This was an incorrect use of the word “bundled” as it relates to revenue recognition.  Our technicians, who also act in a sales role, communicate with clients on the best and most cost effective way to handle hazardous waste.  If this service is advisory and doesn’t involve engaging the Company’s resources, then the technicians’ time is billed at hourly rates.  If the handling of the waste does engage the Company’s resources of transportation, disposal, logistics, documentation and tracking using the Company’s proprietary software, “GEMWARE”, then the technicians’ costs are included into the normal overhead and allocated to the revenues created from providing these services to the customer.

The disclosure in the Form 10-K for the Fiscal Year Ended December 31, 2008 under (c) Revenue Recognition is “When the service is billed, client costs are accumulated and accrued.”  The disclosure does not mention “expected” costs.  For our services, we account for the labor, overhead and equipment costs necessary to complete the work.  For outside services, we accumulate the invoice purchases related to the work and match those expenses to the corresponding revenue.

We will include, in future filings, a better description of this policy in order to promote a clearer understanding in compliance with this comment.

Financial Statements

5.           The purchase price of $3.5 million for the Island acquisition in August 2008 appears to be significant pursuant toRule8-04 of Regulation S-X. If any of the conditions set forth in Rule 8-04 exceed 20%, but none exceeds 40%, audited financial statements should be furnished for the most recent fiscal year and unaudited financial statements for any interim periods. Please provide us your test of significance.

Response: We evaluated the conditions set forth in Rule 8-04 of Regulation S-X and determined that this acquisition was significant.  Due to the resignation of that acquisition’s accountant and problems with the acquisitions’ historical accounting software system, the completion of the audit was significantly delayed.  We are now in the process of completing the audit and financial statements for the year ended December 31, 2007 and have completed the financial statements for the eight months ended August 31, 2008 (acquisition date).  These will be filed in an 8K report upon completion of the audit which is expected to be completed by December 23, 2009.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Controls and Procedures

6.           Please tell us whether there have been changes to your internal controls over financial reporting during your quarters ended March 31,2009 and June 30, 2009 and provide disclosure in future filings that address this issue. Refer to Item 308 (c) of Regulation S-K for guidance.

Response: There were no changes in our internal control over financial reporting that occurred during the quarters ended March 31,2009 and June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We will include in future filings this evaluation in compliance with these comments.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses contained in this Letter, please contact the undersigned at telephone at (909) 444-9500 or by facsimile at (909) 444-8356.

Sincerely,
GENERAL ENVIRONMENTAL MANAGEMENT, INC.

/s/ Brett M. Clark,

Brett M. Clark,
Executive Vice President of Finance, Chief Financial Officer